

June 25, 2007

Via Facsimile at 615.252.6001 and U.S. Mail

Mr. Daniel W. Small
Daniel W. Small & Company
One Burton Hills Boulevard, Suite 330
Nashville, Tennessee 37215

**Re:     First McMinnville Corp.  (the "Company")**
          **Schedule 13E-3**
          **File No. 005-81695**
          **Schedule 14A**
          **File No. 000-30487**
          **Filed May 24, 2007**

Dear Mr. Small:

        We have the following comments on the above referenced filings.  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.  We may have additional comments after reviewing your response to these comments.

## Schedule 14A
General

1.      Advise us whether you are relying on the exemption contained in section 3(a)(9) of the Securities Act of 1933, or on another exemption from registration, in connection with the issuance of the SD common stock.  If the Company is relying on an exemption, tell us why you believe the exemption is available.

Special Factors

2.      Provide the information required by Items 7, 8 and 9 of Schedule 13E-3, including negative responses thereto, under the heading of "Special Factors."  See Rule 13e-3(e)(1)(ii).  This rule requires that the disclosure be prominent and that it appear in the front of the disclosure document disseminated to security holders.  There does not appear to be any legal requirement to include a lengthy "Questions and Answers"

section between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3.  Please revise to clearly identify the section of the document designed to serve as a summary term sheet and ensure that the Special Factors section follows as required.

Cover Page

3.    Revise your proxy statement to clearly mark it as "preliminary."  See Rule 14a-6(e)(1).  Make corresponding changes to the form of proxy.

Background of the Reclassification Transaction, page 24

4.    This section refers to the administrative burdens created by SOX, but several of the filings you refer to were not changed by the adoption of the Sarbanes Oxley Act.  Please revise to clarify this point.  Quantify the response as much as possible.

5.    Clarify the disclosure to emphasize that the management has not actually "shopped" the company to any third parties, has not retained a representative to shop the company, and has not sought a merger partner.

6.    Clarify the reasons that management believed that the terms of the transaction are no less favorable to the holders of fewer than 700 shares than they are to holders of more than 700 shares.

7.    The discussion of the board's consideration of alternatives to the transaction on page 35 is vague and conclusory.  Provide further information of the alternative the board considered, and explain the board's consideration of each alternative.  See Item 1013(b) of Regulation M-A and Instruction 1 to Item 1013, which states that conclusory statements will not be considered sufficient in response to the Item.

Our Position as to the Fairness of the Reclassification Transaction, page 36

8.    We note references in this section to the transaction being fair to and in the best interests of the unaffiliated shareholders, and the references to "shareholders who own fewer than 700 shares" and "all the shareholders" elsewhere in the document.  Please revise disclosure about unaffiliated shareholders so that it is expressly directed to unaffiliated security holders.  The references to "shareholders who own fewer than 700 shares" neither complies with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A.  We recognize the disclosure shifts to directly address the fairness of the transaction to unaffiliated security holders, but the inconsistent use of the term unaffiliated creates a potential contradiction.  Revise the disclosure to clearly and separately address the substantive fairness of the

proposed transaction to both constituencies of security holders. See Question and Answer 19 in Exchange Act Release 17719 (April 13, 1981

9.      Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. The Company must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the reasons the Item 1014(b) factors were dismissed. If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. The last paragraph in this discussion needs to be substantially revised. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

10.     Revise to discuss the basis for the Company's position regarding the price of the "last known trade."

Procedural Fairness, page 40

11.     The Board of Directors on behalf of the issuer must explicitly acknowledge the absence of the procedural protection in Item 1014(e) of Regulation M-A when making their procedural fairness determination. At present, you have only acknowledged the absence of the protection in Item 1014(d). Disclose how the procedural fairness determination was reached while expressly acknowledging the absence of this safeguard. See Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

12.     Please redirect the discussion of procedural fairness to the unaffiliated security holders.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 52

13. We noticed the disclosure indicates no opinion of counsel has been retained. Please reconcile the basis upon which the Company has relied to produce this disclosure, and make clear, if true, that the disclosure is based on the Company's interpretation of the governing U.S. federal income tax law. In addition, please reconcile the statement concerning the absence of an opinion of counsel with the Question and Answer section of this document that indicates professional advisors were consulted on the issue of taxation.

Class SD Common Stock to be issued in the Reclassification Transaction, page 62

14. Disclose in the summary term sheet that the board has discretion to issue other securities in the future which may rank in parity with or senior to the SD common.

**Closing Comments**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       As appropriate, please amend your filings in response to these comments.  You may wish to provide us with black-lined copies of the amended filings to expedite our review.  Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.  If you have any questions please contact me at (202) 551-3266 or by facsimile at (202) 772-9203.

       Sincerely,


       Nicholas P. Panos
       Special Counsel
       Office of Mergers and
       Acquisitions